# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AUNA, S.A., CIK 0001799207
CUSIP: L0415A103
Title of class of securities: L0415A103
Address of issuer's principal executive offices: 46A, Avenue J.F. Kennedy, Luxembourg, Luxembourg (N4), L-1855 Lux
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001398344-25-000354
Filed by CIK 0001520478

## Reporting persons
- RWC Asset Management LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); member of a group; sole voting power 1,523,942; shared voting power 0; sole dispositive power 1,523,942; shared dispositive power 0; aggregate amount beneficially owned 1,523,942 (5.07% of the class)

## Item 1. Issuer
Name of issuer: AUNA, S.A.
Address of issuer's principal executive offices: 46A, Avenue J.F. Kennedy Luxembourg Grand Duchy of Luxembourg L-1855 Luxembourg

## Item 2. Person Filing
Name of person filing: RWC Asset Management LLP
Address of principal business office or, if none, residence:
RWC Asset Management LLP
Verde, 10 Bressenden Place
London, SW1E 5DH
United Kingdom
(+44 20 7227 6000)
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,523,942
Percent of class: 5.07
Sole power to vote or to direct the vote: 1,523,942
Sole power to dispose or to direct the disposition: 1,523,942

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- RWC Asset Management LLP: Fadi Freiha, Compliance Officer (01/02/2026)